SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 10, 2010

List of materials

Documents attached hereto:

i) Press release entitled "SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST FOR THE FISCAL YEAR ENDED MARCH 31, 2010"

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No: 10-060E
Date: May 10, 2010

SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Tokyo, May 10, 2010 -- Sony has revised its consolidated results forecast for the fiscal year ended March 31, 2010 from that announced on February 4, 2010.

Consolidated Results Forecast

	(Billions of yen)
	Revised Forecast	Change from February Forecast	February Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Sales and operating revenue	¥7,214	-1%	¥7,300	-7%	¥7,730.0
Operating income (loss)	32	-	(30)	-	(227.8)
Income (loss) before income taxes	27	-	(40)	-	(175.0)
Net income (loss) attributable to Sony Corporation’s stockholders *	(41)	-	(70)	-	(98.9)

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Revised Forecast	Change from February Forecast	February Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Operating income (loss)	¥32	-%	¥(30)	-%	¥(227.8)
Less: Equity in net income (loss) of affiliated companies	(30)	-	(40)	-	(25.1)
Add: Restructuring charges recorded within operating expenses	124	-5	130	+65	75.4
Add: LCD television asset impairment **	27	-	-	-	-
Operating income (loss), as adjusted	¥213	+52%	¥140	-%	¥(127.3)

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving its objectives. This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

*  Net income (loss) attributable to Sony Corporation’s stockholders is equivalent to net income (loss) in the consolidated financial statements for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is required by new accounting guidance for noncontrolling interests in consolidated financial statements, which Sony adopted effective April 1, 2009.

**   The approximately ¥27 billion loss on impairment, a non-cash charge recorded within operating income, primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. Management’s strategic plans updated in the fourth quarter resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge. Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

The principal factors for the improved operating results for the fiscal year ended March 31, 2010 are as follows:

1.
Within the Consumer Products & Devices segment, which includes LCD televisions, operating results are expected to exceed the February forecast due to improved segment performance of approximately ¥30 billion as a result of less severe than anticipated price declines, and reductions in both manufacturing cost and operating expenses that exceeded expectations.  This improvement is expected to be mostly offset by the above-mentioned LCD television asset impairment of approximately ¥27 billion.

2.
Regarding the Financial Services segment, operating results at Sony Life Insurance Co., Ltd. are anticipated to exceed the February forecast by approximately ¥15 billion primarily due to an improvement in the Japanese stock market during the fourth quarter ended March 31, 2010.

3.
Within the Networked Products & Services segment, operating results are expected to exceed the February forecast by approximately ¥10 billion mainly due to improved performance within the game business and VAIO PCs as a result of better than anticipated reductions in both operating expenses and manufacturing cost.

4.
Net income (loss) of equity affiliates is expected to exceed the February forecast by approximately ¥10 billion mainly due to better than expected performance at Sony Ericsson Mobile Communications AB.

The details of the consolidated results for the fiscal year ended March 31, 2010 are scheduled to be announced on May 13, 2010.

The above forecast has been prepared using preliminary year-end results which are based on the information available at the time of issuance of this release.  Actual results may differ from the preliminary results due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to successfully implement business restructuring and transformation efforts; (vi) Sony’s ability to successfully implement its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to successfully conduct asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/

3